July 30, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Katherine Bagley Jennifer López-Molina

Re:	Rimini Street, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-232484

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM (Eastern Time) on August 1, 2019, or as soon thereafter as is practicable.

Very truly yours,
Rimini Street, Inc.

By	/s/	Seth A. Ravin
Name:		Seth A. Ravin
Title:		Chief Executive Officer

Rimini Street, Inc.

Worldwide Headquarters 3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169 USA

Phone: +1 702.839.9671 Toll-Free: + 1 888.870.9692 Fax: +1 702.973.7491 riministreet.com